Exhibit 12.01

Arlington Asset Investment Corp.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$16,753	$27,087	$140,981	$(303,203)	$(660,724)
Distributed income of equity investees	266	222	326	7,355	1,933
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	2,508	1,155	3,645	72,751	472,100
Rentals	58	54	77	251	2,316
Total fixed charges	$2,566	$1,209	$3,722	$73,002	$474,416
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$19,585	$28,518	$145,029	$(222,846)	$(184,375)
Ratio of earnings to fixed charges	7.6	23.6	39.0	(A )	(A )
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(A)
Due to the Company’s losses in 2008 and 2007, the ratio coverage in these years was less than 1:1. The Company would have had to generate additional earnings of $295,848 and $658,791, respectively, to achieve coverage of 1:1 in those years.